Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

April 26, 2010

Dana M. Hartz

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Item 4.01 Form 8-K

Filed April 12, 2010

File Number: 0-51817

Dear Mr. Hartz:

On behalf of Super Luck, Inc., a Delaware corporation (the “Company” or “SULU”), enclosed please find our responses to your comment letter of April 14, 2010.

Item 4.01 Form 8-K

1.

Please provide us a chronology of the substantive discussions between you and your former accountants related to the Company’s accounting treatment of CHML that summarizes each side’s position for each discussion. Also, please tell us why you do not believe that there existed a disagreement and/or other reportable event related to this accounting issue required to be disclosed pursuant to paragraph a(l)(iv) and paragraph a(1)(v)(A-D) of Item 304 of Regulation S-K. As indicated in paragraph a(1)(iv), a disagreement should be disclosed whether or not it was resolved to the former accountant’s satisfaction.

RESPONSE:

     A chronology of the substantive discussions between the Company and its former accountant, PKF, relating to the Company’s accounting treatment of CHML is as follows:

August 12 – 31, 2009

On August 11, 2009, the Company received the first comment letter from the Securities and Exchange Commission (“SEC”) regarding its accounting treatment of CHML.  From August 12th through August 31st, the Company consulted with PKF regarding the status of CHML as a variable interest entity (“VIE”) of the Company and the potential need to consolidate the financial statements of CHML with those of the Company.  The Company, through consultation with PKF, determined that the Sales and Production Authorization Agreement (“Agreement”) signed between the Company and CHML was a service contract and therefore did not establish a VIE relationship between CHML and the Company.  As such, the Company and PKF collectively determined that the Company was not required to consolidate its financial statements with those of CHML.  The Company, through the advisement of PKF, prepared the response letter setting forth both parties’ collective position regarding the Company’s accounting treatment of CHML.

September 2, 2009

On September 2, 2009, the Company communicated with PKF regarding its final review of the proposed response letter.  After a final review and approval from PKF, the Company filed its response letter dated September 2, 2009 with the SEC.

September 11, 2009 – October 13, 2009

On September 10, 2009, the Company received a second comment letter from the SEC regarding its accounting treatment of CHML.  From September 11th through October 13th, the Company discussed the issues presented in the September 10, 2009 comment letter with PKF and collectively worked with PKF on drafting an appropriate response letter. Both the Company and PKF agreed that the paragraph 5 of FIN46R did not apply to the Company’s relationship with CHML, and therefore CHML was not a VIE of the Company.

October 20, 2009

On October 20, 2009, the Company communicated with PKF regarding its final review of the proposed response letter.  After a final review and approval from PKF, the Company filed its October 2, 2009 response letter with the SEC.

November 16, 2009 – December 14, 2009

On November 6, 2009, the Company received a third comment letter from the SEC.  From November 16th through December 14th, the Company corresponded with PKF regarding the nature of the comment letter and the status of CHML as a VIE of the Company.  Based upon information and advice from PKF, the Company prepared a response letter and revised the Sales and Production Authorization Agreement for PKF’s review.   The Company and PKF collectively determined and agreed that if Company retroactively amended the Sales and Production Authorization Agreement to minimize the % of revenue that the Company was entitled to under the Agreement, then this amendment would definitely establish that CHML was not a VIE of the Company.

December 15, 2009

On December 15, 2009, the Company communicated with PKF regarding its final review of the proposed response letter.  After a final review and approval from PKF, the Company filed its December 15, 2009 response letter with the SEC.

January 19, 2009 – February 8, 2010

On January 14, 2010, the Company received verbal comment from the SEC.  Pursuant to the verbal comment, both the Company and PKF collectively realized that the Agreement could not be retroactively revised. The Company and PKF agreed that the Company should further elaborate on PKF and the Company’s collective position to clearly explain to the SEC why both the Company and PKF did not believe that CHML was a VIE of the Company.

February 9, 2010

On February 9, 2010, the Company communicated with PKF regarding its final review of the proposed response letter.  After a final review and approval from PKF, the Company filed its February 9, 2009 response letter with the SEC.

February 24, 2010

On February 24, 2010, the Company informed PKF that the SEC’s position has not changed; specifically, that the SEC has taken the position that CHML was a VIE of the Company and accordingly the Company must consolidate its financial statements with those of CHML.  After considering all the comments from the SEC, both the Company and PKF collectively agreed that CHML is a VIE of the Company and therefore the consolidation of CHML’s financial statements is required.

Subsequent to the correspondence with PKF regarding the need to consolidate the financial statements of CHML with those of the Company, the Company attempted to obtain the financial statements from CHML; the Company was unsuccessful in obtaining the financial statements of CHML.  The Company communicated with PKF to inform PKF that it was unable to provide such financial information for purposes of consolidating its financial statements by the filing due date for the Company’s annual report for the fiscal year ended November 30, 2009.

March 18, 2010

On March 18, 2010, PKF informed the Company that they were unable to provide an audit opinion that would satisfy the SEC’s requirements, and they were unable to issue an unconsolidated annual report in due course.  In an effort to assist the Company PKF referred the Company to the audit firm of Parker Randall.

April 8, 2010	On April 8, 2010, the Company requested that PKF review the draft copy of the Form 8-K regarding the change of the Company’s auditor. The Company also requested a responsive letter from PKF.

As identified above, throughout the entire process of addressing the Company’s accounting treatment of CHML, the Company and its former auditor never experienced any disagreements.   Initially, both the Company and PKF agreed that CHML was not a variable interest entity.  However, as the Company, with the assistance of PKF, engaged in the process of responding to comment letters from the SEC, the Company and PKF collectively determined that CHML was a variable interest entity and as such, the Company would need to consolidate its financial statements with those of the Company.  Accordingly, because there was no disagreement and no reportable event that existed related to this accounting issue, there was no required disclosures pursuant to paragraph a(l)(iv) and paragraph a(1)(v)(A-D) of Item 304 of Regulation S-K.

2.

Please provide us a chronology of the substantive discussions between you and your current accountants leading to their being engaged that summarizes each discussion.  In particular, address the Company’s accounting treatment of CHML and the type of opinion to be issued by the current accountants. Also, please tell us why you believe that disclosure required by Item 304 paragraph a(2)(ii)(A-D) of Regulation S-K is not required.

RESPONSE:

A chronology of the substantive discussions with the Company’s current accountant, Parker Randall, relating to the Company’s accounting treatment of CHML is as follows:

March 19, 2010

On March 19, 2010, the Company’s director discussed the Company’s accounting treatment of CHML and the consolidation issues associated with it accounting treatment of CHML with Parker Randall.  Subsequent to the initial correspondence, the Company provided all the book-keeping records, documents and comment letters from the SEC regarding its accounting treatment of CHML to Parker Randall.

April 1, 2010

After Parker Randall had reviewed the Company’s book-keeping records, other documentation, and the comment letters from the SEC, Parker Randall communicated to the Company that they would be able to audit the Company’s financial statements for the fiscal year ended November 30, 2009, and would issue a qualified opinion to allow the Company to file its Form 10-K to avoid the delisting of the Company’s common stock from the OTCBB. They further advised the Company that an amendment to the Form 10-K would be required once the Company obtained the financial statements from CHML, and that Parker Randall would be willing to work with the Company on the consolidation of its financial statements.

April 8, 2010	On April 8, 2010, the Company requested Parker Randall review the draft copy of the Form 8-K regarding the change of the Company’s auditor.
April 12, 2010	On April 12, 2010, Parker Randall sent the Company an engagement letter for the purposes of formally engaging Parker Randall as the Company’s independent accountant.

The Company does not believe that disclosure is required by Item 304 paragraph a(2)(ii)(A-D) of Regulation S-K because the Company did not consult with its new independent accountant regarding any matter that was the subject of a disagreement as defined by Item 304 paragraph 304(a)(1)(iv), nor did the Company consult with its new independent accountant regarding any a reportable event as defined by Item 304 paragraph 304(a)(1)(v).

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.